January 24, 2012
VIA EDGAR AND OVERNIGHT COURIER
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Credit Property Trust IV, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed December 13, 2011
File No. 333-169533
Dear Mr. Dang:
     On behalf of Cole Credit Property Trust IV, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) provided via voice message for counsel on December 27, 2011, and telephone conferences with counsel on January 6, 2012 and January 10, 2012. References to page numbers in the comment heading relate to pages of the prospectus portion of the Company’s Pre-effective Amendment No. 4 filed with the Commission on December 13, 2011. All other references to page numbers relate to pages of the prospectus portion of Pre-Effective Amendment No. 5 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-169533), as filed on January 24, 2012 in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
Prior Performance Summary, pages 112 and 113
1.	With respect to the revised disclosure on pages 112 and 113, specifically the parenthetical language, the Staff does not agree with the inference that but for the acquisition expenses, the respective issuers would have no shortfall in distributions versus cash flow from operations. Please revise the disclosure.
Response: The Company has revised the disclosure on pages 116 and 117 of the Amendment in response to the Staff’s comment.

Phone: 404.233.7000  |  www.mmmlaw.com
1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326
Atlanta  •  Beijing  •  Raleigh-Durham  •  Savannah  •  Taipei  •  Washington, DC

Morris, Manning & Martin, LLP
Mr. Duc Dang
January 24, 2012

2.	The Staff notes the use of the term “net borrowings” on pages 112 and 113. The Staff also notes that the “net borrowings” figure is less than the amount of borrowings shown in the footnotes to Table III (footnotes 12-15). Notwithstanding the explanation that the difference is attributed to the fact that the borrowings figures relate to different time periods, the Staff would like to know if any adjustments have been made to derive a “net borrowings” figure, different from the “borrowings” figures in the footnotes to Table III.
Response: The Company confirms that no adjustments have been made to the amount of borrowings reported by the respective issuers to derive “net borrowings” figures that are different from the “borrowings” figures in the footnotes to Table III. To further clarify, the respective issuers’ composition of sources of distributions has changed over time due to the timing of various business activities, which resulted in a reduction of borrowing proceeds used to pay distributions on a cumulative basis as of September 30, 2011 as compared to December 31, 2010.
     The Company appreciates your review of this correspondence and the Amendment at your earliest convenience. Please feel free to contact the undersigned at (404) 504-7744 if you have any further questions or comments.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost, Esq.

Enclosures

cc:	D. Kirk McAllaster, Jr.
Kenneth Christoffersen, Esq.